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                              [BENIHANA LETTERHEAD]



                                                                October 27, 2005



Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20001

               Re:    Benihana Inc.(the "Company");
                      Preliminary Proxy Transmittal Letter
                      ------------------------------------

Ladies and Gentlemen:

        Pursuant to Section 240.14a-6 of the Proxy Rules, the Company is filing a preliminary proxy statement. As disclosed in the preliminary proxy statement each of, Benihana of Tokyo, Inc. ("BOT"), which owns 1,535,668 shares of common stock of the Company, and Providence Recovery Partners, L.P. ("Providence"), which owns 142,723 shares of common stock of the Company, has stated in a notice of stockholder nominations to the Company that it will propose candidates to replace the Class I common stock director nominees of the Company at the Company's 2005 Annual Meeting of the Stockholders. BOT has nominated Ken Podziba and Roberto Fata for election at the Company's 2005 Annual Meeting of the Stockholders to serve as Class I directors to be elected by the holders of the Company's common stock. Providence has nominated Herbert A. Denton and Larry G. Schafran for election at the Company's 2005 Annual Meeting of the Stockholders to serve as Class I directors to be elected by the holders of the Company's common stock.

                                                     Very truly yours,


                                                     /s/ Joel A. Schwartz
                                                     ---------------------------
                                                     Name:  Joel A. Schwartz
                                                     Title: President and CEO